# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legacy Education Inc., CIK 0001836754
CUSIP: 52474R207
Title of class of securities: Common Stock par value $0.001 per share
Address of issuer's principal executive offices: 31625 DEPORTOLA ROAD, SUITE 200, TEMECULA, California (CA), 92592
Date of event which requires filing of this statement: 10/04/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044061

## Reporting persons
- Garnick Michael J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 944,353; shared voting power 0; sole dispositive power 944,353; shared dispositive power 0; aggregate amount beneficially owned 944,353 (8% of the class)
  Comment: (1) Excludes 75,000 shares owned by Denise Garnick, spouse of Michael Garnick as to which Mr. Garnick disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Legacy Education Inc.
Address of issuer's principal executive offices: 31625 DEPORTOLA ROAD, SUITE 200, TEMECULA, CALIFORNIA, 92592

## Item 2. Person Filing
Name of person filing: Michael J. Garnick
Address of principal business office or, if none, residence: 130 S. 18th Street Unit # 2504 Philadelphia, PA 19103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 944,353
Percent of class: 7.96%
Sole power to vote or to direct the vote: 944,253
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 944,353
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Garnick Michael J: Michael J. Garnick, Michael Garnick (11/12/2024)